EXHIBIT (a)(1)(iii)

E-MAIL COMMUNICATION TO ELIGIBLE HUMAN GENOME SCIENCES, INC. OPTIONHOLDERS,
DATED MAY 20, 2004

To:	Eligible Human Genome Sciences, Inc. Optionholders
From:	Susan Bateson McKay
Date:	May 20, 2004
Re:	Stock Option Exchange Program

     At this morning’s Annual Meeting of Stockholders, the proposed stock option exchange program was approved. This program, if commenced, will provide an opportunity for eligible employees with higher-priced stock options to trade them for replacement stock options to be issued in the future.

     Therefore, if HGS implements the stock option exchange program as planned (which is currently anticipated to commence in mid-June, but is still subject to change), HGS will provide eligible option holders with written materials explaining the precise terms and timing of the exchange offer. Eligible option holders should read these written materials carefully when received because they will contain important, time-sensitive information about the program. The option exchange program is subject to securities regulation in most jurisdictions and will not be offered in any jurisdiction until HGS complies with all regulations and receives requisite government approvals. HGS option holders may obtain a written copy of the tender offer statement, when available, by contacting Human Resources at Human Genome Sciences, Inc., 14200 Shady Grove Road, Rockville, Maryland 20850. These materials and other documents filed by HGS with the Securities and Exchange Commission also can be obtained free of charge from the SEC’s Web site at www.sec.gov.

Susan Bateson McKay
Senior Vice President, Human Resources